Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
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jgallant@graubard.com

September 10, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Calisa Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 7, 2025
File No. 333-280565

Ladies and Gentlemen:

On behalf of Calisa Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 29, 2025, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	We note here and throughout the registration statement that you have removed disclosure regarding possible extensions of the time to complete a business combination. Please revise your registration statement to include disclosure as to whether, and if so how, you may extend this time period, and whether shareholders may redeem their shares in connection with any proposal to extend.

We have revised the disclosure throughout the Registration Statement as requested.

Securities and Exchange Commission

September 10, 2025

Summary Financial Data, page 29

2.	It appears your working capital, as adjusted, includes the $60,000,000 to be held in the trust account. Please tell us how you determined it was appropriate to include this amount within your working capital, as adjusted.

We have revised the disclosure on page 29 of the Registration Statement to address the Staff’s comment.

Dilution, page 80

3.	On page 80, you state “[t]he calculations below do not take into account the fee payable by us pursuant to the Business Combination Marketing Agreement, as that fee is contingent upon our consummation of an initial business combination.” This statement does not appear to be consistent with your calculation, which reflects a reduction for the business combination marketing fee. Please revise for consistency, or advise.

We have revised the disclosure on page 80 of the Registration Statement as requested.

Index to Financial Statements, page F-1

4.	We note you have provided unaudited interim financial statements as of and for the five months ended May 31, 2025 and for the period from March 11, 2024 (Inception) to March 31, 2024. Please amend your filing to include unaudited interim financial statements as of the end of a fiscal quarter (e.g., March 31, 2025 or June 30, 2025) and for the period then ended (e.g., three months ended March 31, 2025 or six months June 30, 2025.) Your revised filing should also include a statement of operations, statement of changes in shareholders’ equity, and statement of cash flows for the comparable period of the preceding fiscal year (e.g., March 11, 2024 (Inception) to March 31, 2024 or to June 30, 2024). Reference is made to Rule 8-03 of Regulation S- X.

We have revised the disclosure throughout the Registration Statement as requested.

Statements of Changes in Shareholders’ Equity, page F-5

5.	Please revise to provide a separate statement of changes in shareholders’ equity that covers the entire period from March 11, 2024 to December 31, 2024 that is labeled as audited. Reference is made to Rule 8-02 of Regulation S-X.

We have revised on page F-5 of the Registration Statement as requested.

Notes to the Financial Statements

Note 8 - Segment Information, page F-14

6.	We note that the key measure of segment profit or loss reviewed by the CODM is general and administrative expenses. Please tell us how you determined that general and administrative expenses reflects a measure of profit or loss, and whether or not your CODM considers Net loss when evaluating your single operating segment. Please refer to ASC 280-10-50.

We have revised the disclosure on page F-14 of the Registration Statement as requested.

*************

Securities and Exchange Commission

September 10, 2025

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Hongfei Zhang, CEO